Registration Statement No. 333-237342

Filed Pursuant to Rule 433

May 26, 2020

Oil Volatility Has Driven Demand in the Only 3X US Oil Exchange Traded Products

With global supply at all-time highs and demand at record lows, the world’s most valuable commodity is at an economic crossroads.

Let’s take a look at the West Texas Intermediate (WTI) front month futures contract, which represents the price for a future delivery of a barrel of WTI crude oil. On the one hand, the price of this contract has rebounded sharply from its sub-zero low in April 2020. On the other hand, due to COVID-19, the stay-at-home orders mandated by many countries, and the uncertain economic outlook, there continue to be concerns that the decline of this contract into negative prices may repeat itself in the future.

Either way, traders are taking sides.

Many bullish traders have turned their attention to the MicroSectors U.S. Big Oil Index 3X Leveraged ETN (NYSE: NRGU), a leveraged exchange traded note that attempts to deliver 300% of the daily performance of the Solactive MicroSectors™ U.S. Big Oil Index.

On the bearish side, traders have pursued the MicroSectors U.S. Big Oil Index -3X Leveraged ETN (NYSE: NRGD). NRGD attempts to deliver -300% of the inverse daily performance of the same index.

Major Volume Spikes

Both ETNs have seen dramatic increases in trading volume in recent weeks, relative to their historical trading volume, which is likely the result of a few factors. First, NRGU and NRGD are the only 3x leveraged and -3x inverse leveraged, respectively, exchange traded products with exposure to the U.S. energy sector listed in the U.S. With crude oil futures experiencing unprecedented levels of volatility, traders may have increased their use of the daily leverage provided by the ETNs to place bullish and bearish bets on companies that operate in this sector.

The index that both ETNs track could also be a factor. The Solactive MicroSectors™ U.S. Big Oil Index is equal-weighted and designed to provide exposure to the 10 largest U.S.-listed oil stocks. That exposure to only the largest names in the sector has led to a relative outperformance compared to more diversified market measures (see graph, below) when crude oil futures turned negative, and could be one reason why traders and investors have flocked towards the relative “safety” of the most well-capitalized oil companies when seeking exposure to the positive performance of the sector.

Source: Bloomberg. The Bloomberg WTI Crude Oil Subindex Total Return measures the performance of the futures contract on WTI crude oil.

Data as of May 15, 2020

As of the end of April, the index was comprised of Exxon Mobil Corporation (NYSE: XOM), Chevron Corporation (NYSE: CVX), EOG Resources Inc. (NYSE: EOG), Occidental Petroleum Corporation (NYSE: OXY), ConocoPhillips (NYSE: COP), Marathon Petroleum (NYSE: MPC), Phillips 66 (NYSE: PSX), Valero Energy Corporation (NYSE: VLO), Pioneer Natural Resources (NYSE: PXD), and Hess Corp. (NYSE: HES).

As a testament to the rising demand in the oil trade, and NRGU specifically, Bank of Montreal upsized NRGU several times since March 30, by a total of 16 million notes.

The exchange traded notes are subject to the credit risk of Bank of Montreal, the issuer of the ETNs. The ETNs are also subject to the issuer’s credit ratings, and the issuer’s credit spreads may adversely affect the market value of the notes.

Please note that leveraged, inverse and inverse leveraged ETNs seek a return on the underlying index for a single day. Those investments are not “buy and hold” investments, and should not be expected to provide the respective return of the underlying index’s cumulative return for periods greater than a day. The investments are intended to be daily trading tools for sophisticated investors to manage daily trading risks as part of an overall diversified portfolio. They are designed to achieve their stated investment objectives only on a daily basis. Leveraged investments include risk and are not suitable for all investors. Please read the disclosure documents, including the relevant pricing supplements, for information.

Bank of Montreal, the issuer of the ETNs, has filed a registration statement (including pricing supplements, a prospectus supplement and a prospectus) with the Securities and Exchange Commission (the "SEC") about the ETNs that are being offered by this free writing prospectus. Please read those documents and the other documents relating to these offerings that Bank of Montreal has filed with the SEC for more complete information about Bank of Montreal and these offerings. These documents may be obtained without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Bank of Montreal, any agent or any dealer participating in these offerings will arrange to send the applicable documents if so requested by calling toll-free at 1-877-369-5412.